NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Ordinary Shares, nominal value 0.12 EUR per share, and Public Warrants, each whole warrant to purchase one Ordinary Shares at an exercise price of $11.50 (the "Securities") of SIGNA Sports United N.V. (the "Company") from listing and registration on the Exchange on October 23, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Company's Securities are no longer suitable for listing based on "abnormally low" price levels, pursuant to Section 802.01D of the Listed Company Manual. On October 11, 2023, the Exchange determined that the Securities of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the NYSE. The Company was notified on October 11, 2023. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on October 11, 2023. Trading in the Securities was suspended immediately on October 11, 2023. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Company's Securities, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On October 11, 2023, the Company announced that it will not exercise that right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.